Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

VIA EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Long Island Iced Tea Corp.
Amended Registration Statement on Form S-1/A
Filed June 27, 2016
File No. 333-210669

Dear Mr. Reynolds:

On behalf of Long Island Iced Tea Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 7, 2016, relating to the above-captioned Amended Registration Statement on Form S-1/A (“Registration Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided our response to each comment immediately thereafter.

The Offering, page 8

1. We note your response to prior comment 1. With a view to clarifying disclosure in the prospectus, please provide a detailed, chronological timeline of the offering from receipt of indications of interest through the closing of the offering, showing details such as when investors will subscribe for the securities, when and how funds will be paid by investors and who will receive them, when sale of the minimum number of shares is calculated for Nasdaq listing purposes and when closing occurs. Please provide such information assuming the Nasdaq listing (1) is approved and (2) is not approved, resulting in cancellation of some or all of the offering. Please also discuss whether money will be held by broker dealers in connection with the offering.

The Selling Agents have advised the Company that once the Securities and Exchange Commission declares the Company’s registration statement effective, the Selling Agents will solicit indications of interest. The Selling Agents will then gather the indications of interest and present them to the Company. Once the indications of interest are presented to the Company, the Company will either accept or reject the indications of interest.

If the Company rejects the indications of interest (e.g., pricing), the Company and/or the selling agents will send a notice to potential investors informing the potential investors that the offering has been cancelled. If this occurs, no funds will be received or withdrawn from potential investors or potential investor accounts.

If the Company accepts the indications of interest, the Selling Agents will immediately inform the non-U.S. investors and investors in states where sales of the securities are permitted by Blue Sky laws. These investors will be provided with a subscription agreement with the wiring instructions for the Company and will be asked to provide their DWAC instructions. The Company will receive the funds from the investors and, upon receipt of the funds, the transfer agent will then deliver the Company’s shares to the investors’ accounts. At no time will money will be held by broker dealers in connection with the offering, other than funds held by customers in broker dealer accounts.

The Company will inform Nasdaq whether or not it has received the requisite funds to qualify for listing. If the funds received are not enough to qualify for Nasdaq, the Company will close the offering with funds from investors that are non U.S. investors and are residents of states where the securities are permitted by Blue Sky laws. If the funds received are greater than the requisite amount to qualify for Nasdaq, the Company will provide all investors with a subscription agreement with the wiring instructions for the Company and will be asked to provide their DWAC instructions.

Please reconcile your response to our prior comment with the Plan of Distribution described on page 75 of your registration statement and with the terms of the Selling Agent Agreement filed as Exhibit 1.1. We note that the prospectus and subscription agreement do not discuss your receipt of indications of interest. It is also unclear whether you could receive funds from some investors but cancel the offering because other investors decide not to go forward with the investment.

Please find attached a revised Plan of Distribution attached as Exhibit A.

If the Company accepts the indications of interest from the Selling Agents, the Company will not cancel the offering because some investors decide not to go forward with their investment. Once the Company receives funds from investors, it will issue shares to those investors.

* * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Philip Thomas

EXHIBIT A

PLAN OF DISTRIBUTION

We have entered into a Selling Agent Agreement with Network 1 Securities, Inc. (the “Selling Agent”) to conduct this offering on a “best efforts” basis. The business address of Network 1 Financial Securities, Inc. is The Galleria, 2 Bridge Ave #241, Red Bank, New Jersey 07701. The offering is being made without a firm commitment by the Selling Agent, which has no obligation or commitment to purchase any of our shares. Accordingly, pursuant to the Selling Agent Agreement, we will sell to investors that complete a subscription agreement with us up to the 1,538,462 shares offered hereby.

The Selling Agent is an underwriter within the meaning of Section 2(a)(11) of the Securities Act and any commissions received by it and any profit realized on the sale of the securities by them while acting as principal would be deemed to be underwriting discounts or commissions under the Securities Act. The Selling Agent is required to comply with the requirements of the Securities Act and the Exchange Act including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of common shares by the Selling Agent. Under these rules and regulations, the Selling Agent may not (i) engage in any stabilization activity in connection with our securities; and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until they have completed their participation in the distribution.

The subscription applications may be addressed to [*] at the following address: [*].

The offering will close by August   , 2016, which is 45 days after the date of this prospectus, unless all the shares are sold before that date, or we otherwise decide to close the offering early or cancel it, in our sole discretion. If we close the offering early or cancel it, we may do so without notice to investors.

Timing and Payment

There is no specified minimum offering amount nor is there an escrow account established in connection with this offering. Because there is no escrow account in operation and no minimum investment amount, upon a closing, investors will wire their investment amounts directly to us at which time we will have immediate access to such funds, and we may close on any amount of shares we determine.

The Selling Agents will gather the indications of interest from investors and present them to the Company. Once the indications of interest are presented to the Company, the Company will either accept or reject the indications of interest. The indications of interest, however, are not binding agreements or commitments to purchase. If the Company rejects the indications of interest (e.g., pricing), the Company and/or the Selling Agents will send a notice to potential investors informing the potential investors that the offering has been cancelled.

If the Company accepts the indications of interest, the Selling Agents will immediately inform selected investors. These investors will be provided with a subscription agreement with the wiring instructions for the Company and will be asked to provide their DWAC instructions. Investors must pay in full for all shares of common stock at the time of investment. Payment for the shares of common stock may be made by wire. The Company will receive the funds from the investors and, upon receipt of the funds, the transfer agent will then deliver the Company’s shares to the investors’ accounts. At no time will money will be held by broker dealers in connection with the offering.

Certain Other Conditions

Pursuant to that certain agreement by and between the Selling Agent and us, the obligations of the Selling Agent to solicit offers to purchase the shares, and of investors solicited by the Selling Agent to purchase our common shares, are subject to approval of certain conditions. The Selling Agent Agreement provides, among other things, that the obligation of the Selling Agent to arrange for the offer and sale of the shares of our common shares, on a best efforts basis, is subject to certain conditions precedent, including but not limited to (1) delivery of legal opinions and (2) delivery of an auditor comfort letter. The Selling Agent is under no obligation to purchase any shares of our common stock for their own account. As a “best efforts” offering, there can be no assurance that the offering contemplated hereby will ultimately be consummated.

The Selling Agent may, but are not obligated to, retain other selected dealers that are qualified to offer and sell the shares and that are members of the Financial Industry Regulatory Authority, Inc. The Selling Agent proposes to offer the shares to investors at the public offering prices set forth on the cover of this prospectus and will be paid commissions and fees at closing from the proceeds thereof.

Discounts and Commissions

The Selling Agent proposes initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus. If all of the shares of common stock offered by us are not sold at the public offering price, the Selling Agent may change the offering price and other selling terms by means of a supplement to this prospectus.

We have agreed to pay the selling agent a selling agent fee equal to 6.75% of the gross proceeds received at the closing of the offering. We have agreed to pay a non-accountable expense allowance to the Selling Agent equal to 2% of the gross proceeds received at the closing of the offering. We have advanced $25,000 of the non-accountable expense allowance to the Selling Agent.

We have also agreed to bear all accountable expenses relating to the offering, including the costs of preparing, printing, mailing and delivering the registration statement, the preliminary and final prospectus contained therein and amendments thereto, post-effective amendments and supplements thereto, the Selling Agent Agreement and related documents (all in such quantities as the Selling Agent may reasonably require); preparing and printing stock certificates; the costs of any “due diligence” meetings; all reasonable and documented fees and expenses for conducting a net road show presentation; all filing fees (including SEC filing fees) and communication expenses relating to the registration of the shares offered hereby; FINRA filing fees; the reasonable and documented fees and disbursements of the Selling Agent’s counsel up to an amount of $40,000; background checks of the Company’s officers and directors up to a maximum of $1,500; preparation of bound volumes and mementos in such quantities as the Selling Agent may reasonably request up to an amount of $2,000; transfer taxes, if any, payable upon the transfer of securities from us to the Selling Agent; and the fees and expenses of the transfer agent, clearing firm and registrar for the shares; provided that the actual accountable expenses of the Selling Agent shall not exceed $80,000.

The total estimated expenses of the offering, excluding commissions, and non-accountable expense allowances are approximately $400,000 and are payable by us.

Selling Agent Warrants

We have agreed to issue to the Selling Agent warrants to purchase a number of shares of common stock equal to 2.5% of the shares of common stock sold in this offering (or warrants to purchase 38,462 shares of common stock if all of the shares offered hereby have been sold). The Selling Agent’s warrants are exercisable for cash or on a cashless basis at a per share exercise price equal to 125% of the public offering price per share of common stock in the offering, commencing six months after the date of this prospectus and expiring five years from the date of this prospectus. During the year ended December 31, 2015 through March 31, 2016, the Company sold securities through the Selling Agent. As a result, on March 29, 2016, 34,573 warrants were issued to the Selling Agent. The warrants have an exercise price of $4.50 per share and expire on October 30, 2020. The Selling Agent’s warrants and the shares of common stock underlying the warrants have been deemed compensation by FINRA and are, therefore, subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The Selling Agent (or permitted assignees under the Rule) will not sell, transfer, assign, pledge or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of these warrants or the underlying securities for a period of 180 days after the effective date. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extra common cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price. The warrants will provide for cashless exercise and will contain provisions for one demand registration of the sale of the underlying shares of common stock at our expense, an additional demand registration at the warrant holders’ expense, and unlimited “piggyback” registration rights for a period of five years after the closing of this offering at our expense.

Right of Consent

We have agreed that, without the prior written consent of the Selling Agent, we will not, for a period ending 180 days after the date of the Selling Agent Agreement, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (ii) file or cause to be filed any registration statement with the SEC relating to the offering by us of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our capital stock. The above restrictions shall not apply to (i) the common stock sold in this offering, (ii) the issuance of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof or (iii) the issuance of any option to purchase or shares of our capital stock under any stock compensation plan of the Company outstanding on the date hereof.

Lock-Up Agreements

We, our officers and directors have agreed, subject to limited exceptions, for a period of 90 days after the date of the Selling Agent Agreement, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any shares of common stock or any securities convertible into or exchangeable for our common stock either owned as of the date of the Selling Agent Agreement or thereafter acquired without the prior written consent of the Selling Agents. This 90-day period may be extended if (1) during the last 17 days of the 90-day period, we issue an earnings release or material news or a material event regarding us occurs or (2) prior to the expiration of the 90-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, then the period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event. If after any announcement described in clause (2) of the preceding sentence, we announce that we will not release earnings results during the 16-day period, the lock-up period shall expire the later of the expiration of the 90-day period and the end of any extension of such period made pursuant to clause (1) of the preceding sentence. The Selling Agent may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements.

Indemnification

We have agreed to indemnify the Selling Agent against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Selling Agent may be required to make for these liabilities.

NASDAQ Listing

We have applied for listing our shares of common stock for trading on The NASDAQ Capital Market under the symbol “LTEA.” No assurance can be given that our application will be approved or that we will continue to trade on NASDAQ following this offering. We cannot guarantee that our shares will be approved for listing on NASDAQ. If they are not, we may cancel this offering (although we are not required to do so). Alternatively, if we determine to close on some of this offering but our shares are not listed on NASDAQ, we expect they will continue to be quoted for trading on the OTCQB market.

Electronic Offer, Sale and Distribution of Common Stock

A prospectus in electronic format may be made available on the websites maintained by one or more Selling Agent or selling group members, if any, participating in the offering. The Selling Agent may agree to allocate a number of shares of common stock to Selling Agent and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the Selling Agent to Selling Agent and selling group members that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the Selling Agent’ websites and any information contained in any other website maintained by the Selling Agent is not part of this prospectus or the registration statement of which this prospectus forms a part.

Other Relationships

From time to time, certain of the Selling Agent and their affiliates have provided, and may provide in the future, various advisory, investment and commercial banking and other services to us in the common course of business, for which they have received and may continue to receive customary fees and commissions. However, except as disclosed in this prospectus, we have no present arrangements with any of the Selling Agent for any further services.

Alexander Capital, L.P. will act as a selected dealer for the Selling Agent.